February 24, 2017 RESTRICTION ON USE, PUBLICATION OR DISCLOSURE OF PROPRIETARY INFORMATION AND IMAGES This document contains information and images that are proprietary to MacDonald, Dettwiler and Associates Ltd. (“MDA”), to its subsidiaries, or to third parties to which MDA may have legal obligations to protect such information or images from unauthorized disclosure, use or duplication. Any disclosure, use or duplication of this document or of any of the information or images contained herein for other than the specific purpose for which it was disclosed is expressly prohibited, except as MDA or such appropriate third party may expressly agree in writing. MDA is a trademark of MacDonald, Dettwiler and Associates Ltd. COPYRIGHT © 2017 MDA, subject to General Acknowledgements for the third parties whose images have been used in permissible forms. All rights reserved. Filed by MacDonald, Dettwiler and Associates Ltd. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: DigitalGlobe, Inc. Commission File No.: 001-34299 February 24, 2017 RESTRICTION ON USE, PUBLICATION OR DISCLOSURE OF PROPRIETARY INFORMATION AND IMAGES This document contains information and images that are proprietary to MacDonald, Dettwiler and Associates Ltd. (“MDA”), to its subsidiaries, or to third parties to which MDA may have legal obligations to protect such information or images from unauthorized disclosure, use or duplication. Any disclosure, use or duplication of this document or of any of the information or images contained herein for other than the specific purpose for which it was disclosed is expressly prohibited, except as MDA or such appropriate third party may expressly agree in writing. MDA is a trademark of MacDonald, Dettwiler and Associates Ltd. COPYRIGHT © 2017 MDA, subject to General Acknowledgements for the third parties whose images have been used in permissible forms. All rights reserved.

Forward-Looking Statement Certain statements and other information included in this presentation constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s and DigitalGlobe’s managements’ expectations with respect to: the benefits of the transaction, including future financial and operating results, and strategic and integration opportunities; the combined company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; shareholder value; and other statements that are not historical facts. This press release also contains forward-looking statements regarding the anticipated completion of the transaction and timing thereof. Forward-looking statements in this presentation are based on certain key expectations and assumptions made by MDA and DigitalGlobe, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of the combined company; currency exchange and interest rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future debt ratings; the availability and cost of labor, services and materials; and the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction. Although management of MDA and DigitalGlobe believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA and DigitalGlobe can give no assurance that they will prove to be correct.  Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this presentation. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of our primary contracts, or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position; reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation; detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this presentation concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.com or on MDA’s website at www.mdacorporation.com, and in DigitalGlobe’s filings with the United States Securities and Exchange Commission, including Item 1A of DigitalGlobe’s Annual Report on Form 10-K for the year ended December 31, 2015.  The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA and DigitalGlobe disclaim any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

Expanded Capabilities Greater Scale and Government Markets Access Diversified Portfolio Attractive Synergies Accretive to Operating EPS MDA Acquisition of DigitalGlobe RESTRICTION ON USE, PUBLICATION OR DISCLOSURE OF PROPRIETARY INFORMATION AND IMAGES This document contains information and images that are proprietary to MacDonald, Dettwiler and Associates Ltd. (“MDA”), to its subsidiaries, or to third parties to which MDA may have legal obligations to protect such information or images from unauthorized disclosure, use or duplication. Any disclosure, use or duplication of this document or of any of the information or images contained herein for other than the specific purpose for which it was disclosed is expressly prohibited, except as MDA or such appropriate third party may expressly agree in writing. MDA is a trademark of MacDonald, Dettwiler and Associates Ltd. COPYRIGHT © 2017 MDA, subject to General Acknowledgements for the third parties whose images have been used in permissible forms. All rights reserved. Add Bullets, Dashes, or arrows to the list Clean up digital globe logo: Make similar or smaller size as MDA Layout so it is even on page

Strategic Rationale Expanded Capabilities Creates a leading provider of end-to-end satellite, imagery and geospatial solutions Combines MDA’s radar and DigitalGlobe’s high-resolution optical imaging capabilities Increases breadth and depth in geospatial analytics and value-added services Greater Scale and Market Access Increases scale to serve larger programs and address more complex customer mission needs Provides greater access to U.S. Government and international customers Combines best-in-class talent, improving the ability to innovate and enter new markets Diversified Portfolio Diversifies MDA’s portfolio with the addition of more predictable data and services revenue Expands MDA’s addressable market and enables growth in attractive adjacent segments Strong Pro Forma Financials Contributes significant profitability Transaction is expected to be accretive to Operating EPS in 2018 Attractive Synergies Enables revenue synergies through complementary capabilities and ability to address larger programs Eliminate public company costs, leverage combined procurement, access scale economics Expands and leverages SSL’s manufacturing capabilities for future satellite constellations

Expanded Capabilities and Vertical Systems Integration End-to-end system design for improved efficiency and effectiveness Vertical integration for lower cost and speed-to-market Deeper and broader analytics and solutions Communications Satellites Remote Sensing and Imaging Satellites Satellite Manufacturing Ground Station Provider Data Analytics Customers

Transaction Summary

Transaction Terms	• MDA to purchase DigitalGlobe for C$3.1 billion (US$2.4 billion) in cash and stock, plus the assumption of C$1.6 billion (US$1.2 billion) in net debt • Each DigitalGlobe common share will be exchanged for US$17.50 in cash and 0.3132 MDA common shares, valued at US$17.50 based on MDA's closing stock price of C$73.40 on February 16, 2017* and a C$ / US$ exchange ratio of 0.7612 • DigitalGlobe shareholders are expected to own ~37% of the combined company following completion of the transaction
Benefits to Shareholders	• Purchase price represents an 18% premium above DigitalGlobe's unaffected closing share price of US$29.60 on the NYSE on February 16, 2017* • For MDA shareholders, immediate expansion of addressable market and earnings accretion • For holders of the combined company, immediate scale, resources and technology to serve increasingly complex needs of government and commercial customers
Board/Management	• 3 members of the DigitalGlobe Board will be appointed to the MDA Board • MDA President & Chief Executive Officer Howard Lance will lead the combined company • The DigitalGlobe name, brand and headquarters in Westminster, CO will be maintained

** Represents the unaffected closing stock price on the last trading day prior to market speculation about a potential transaction*

MDA Proprietary | Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page. 5

MDA DigitalGlobe

Financing, Timing and Other Details Unanimously approved by both Boards of Directors Subject to approval by shareholders of both companies Estimated close in 2H 2017, upon completion of regulatory approvals and other customary conditions Approvals/Timing DigitalGlobe will operate as a stand-alone division of SSL MDA Holdings, under the recently signed Security Control Agreement with the U.S. Department of Defense As part of this transaction, MDA will dual list its shares on the NYSE in addition to the TSX Upon completion of the transaction, the combined Company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the combined Company’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.  Post-Closing Financing Fully committed financing in place for cash portion of the purchase price Pro forma leverage of ~4.1x net debt to Operating EBITDA at closing; Expect net leverage to be under 3.0x by 2020 Pro forma capital structure and cash flow profile provides ability to continue to invest to drive growth

MDA Overview MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide The Company is active in two principal markets: Communications: Global leading supplier of communication satellites, and satellite antenna subsystems. Offers space-based solutions for cost-efficient global delivery of direct-to-home television, satellite radio, broadband internet, and mobile communications Surveillance & Intelligence: Provides end-to-end solutions to monitor and manage changes and activities worldwide Acquired Space Systems Loral in November 2012 Operates from 15 locations in the U.S., Canada, and internationally Founded in Vancouver in 1969; more than 4,800 employees Business Description FY16 Revenue Breakdown Communication Satellites Communication Subsystems End-to-End Space Missions Robotics and Automation Airborne Surveillance Solutions Ground-based Systems Geospatial Services Key Solutions Total Revenue: C$2.1bn By Geography South America4% By Segment Communication 70%

MDA Space, Airborne and Ground Capabilities


Communication Satellites
Remote Sensing Satellites
Airborne Radar
Space Robotics
UAV Services
Flight Planning Software
Satellite Groundstations
Ship Systems
Command & Control Systems
Geospatial Services

SURVEILLANCE • INTELLIGENCE • COMMUNICATIONS • ADVANCED TECHNOLOGY

MDA Proprietary | *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page.* 8 MDA DigitalGlobe

SSL Built Satellites Help Shape Today’s World Emergency and Disaster Response Mobile Comm. Satellites Remote and Global Access Direct Broadcast Satellites Entertainment Two-Way Broadband Satellites Internet Access

The acquisition of DigitalGlobe accelerates MDA’s previously announced U.S. Access Plan* to more effectively serve the U.S. Government space markets and customers Adds significant existing business with multiple U.S. Government agencies to the MDA portfolio Combination of the two companies creates compelling new capabilities to serve mission-critical U.S. Government customer needs On January 26, 2017, SSL MDA Holdings announced the signing of a Security Control Agreement (“SCA”), allowing the company to more effectively pursue the U.S. Government space and defense markets that require security clearances The combined company is well positioned to continue delivering critical products and services to both Canadian and U.S. Government customers MDA U.S. Government Growth Opportunities * The goal of the US Access Plan is to expand MDA’s business with U.S. Government civilian, defense and intelligence agencies in space and geospatial programs Psyche Robotics for International Space Station Restore -L (LEO Satellite Servicing)

Leading global provider of earth imagery and advanced geospatial solutions 15+ year lead in technology and unrivaled image library Industry leading constellation of high resolution commercial earth-observations satellites and ground infrastructure, serving industry’s largest, most sophisticated customers Ecosystem of content providers, application developers to enable customers to unlock new markets Delivering strong financial results DigitalGlobe at a Glance

DigitalGlobe Five Point Strategy for Shareowner Value Creation Imagery Leadership Extend industry lead while delivering margin expansion, strong free cash flow and returns Services Leadership Integrate imagery and platforms into customers’ workflows to address most complex challenges across entire geospatial intelligence value chain Reduce Capital Intensity Reduce capital intensity while extending industry lead Return Capital to Shareowners Generate excess cash flow to return to shareowners Platform Leadership Build leading multi-source geospatial analytics platform to allow users and developers to unlock power of imagery at scale

Maximizes Value for DigitalGlobe Shareowners with Cash and Upside from Ownership in More Diversified Company

Upside Potential for Combined Company	• Provides shareowners participation in upside of combined entity with equity stake of 37% • Increase scale and diversifies revenue base • Creates leading provider of satellites, Earth imagery, geospatial data solutions and analytics
Roadmap to Completion & Seamless Transition	• DigitalGlobe to operate as standalone division of SSL MDA Holdings, retaining brand, name and headquarters • Ultimate parent of DigitalGlobe incorporated in U.S. by end of 2019, subject to customary approvals • Expected to close in H2 2017

Concentration and Diversification

EV Concentration


DigitalGlobe
Pro Forma
EV SLA
Other

Reduces EnhancedView SLA contract concentration

Markets


DigitalGlobe
Pro Forma
U.S. Government
Other

Increases non-USG revenue as a % of total

MDA Proprietary | *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page.* 13 MDA DigitalGlobe

Diversified Portfolio Diversifies MDA portfolio with addition of more predictable geospatial data and services business revenue Data and Services Hardware Pro Forma Pro Forma Creates immediate scale and credibility serving U.S. Government Other U.S. Government Markets Sector

Strong Pro Forma Financials CY16 Revenue CY16 EBITDA (C$ in Millions) CY16 EBITDA Margin ____________________ Note: Does not include synergies expected to be realized All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7612 (C$ in Millions)

Elimination of duplicate public company costs Procurement savings Operational benefits of increased scale Scale efficiencies from satellite vertical integration Optical and radar imagery data cross-selling opportunities Remote sensing satellite manufacturing opportunities End-to-end international system sales Large geospatial services contracts opportunities Anticipated Synergies Revenue Synergies Identified Cost Synergies C$75M-C$150M in run-rate synergies by 2019 ____________________ Note: Based on a constant C$ / US$ exchange rate of 0.7612

MDA Q4 and Full Year 2016 Financial Wrap-up Financial Highlights 2016 Highlights $2.1B in revenue, $371M in EBITDA and $211M in operating earnings Distributed $1.48 per common share in quarterly dividends Strong momentum with the U.S. Access Plan Signed a Security Control Agreement with the U.S. Department of Defense Selected to partner with DARPA to develop satellite servicing business Selected to provide spacecraft for NASA asteroid exploration mission Total funded order backlog of $2.4B at year end ($ millions, except per common share amounts) Full Year Twelve months ended December 31 Q4 2016 Three months ended December 31 2016 2015 2016 2015 Consolidated revenues   $2,064 $2,117 $503 $544.3 Operating EBITDA 371 377 93 94.8 Operating earnings 211 221 52 54.9 Operating earnings per share 6 6 1 1.51 Net earnings 140 143 32 5.8 Net earnings per share, basic $3.84 $3.94 $0.88 $0.16 Net earnings per share, diluted $3.74 $3.84 $0.83 $0.16

DigitalGlobe 2016 Results and 2017 Outlook Financial Highlights Exceeded the high end of revised increased annual guidance. Full year revenue of $725.4M and Adjusted EBITDA of $382.7M, up 3.3% and 7.6%, respectively. Annual capex spend of $136.4M, excluding capitalized interest. Successfully launched WV-4 November 11, 2016 and achieved commercial operations in February 2017. Completed acquisition of Radiant, a leading provider of geospatial solutions to the U.S. intelligence community. 2017 Outlook: Revenue in a range of $840M to $865M, Adjusted EBITDA in a range of $380M to $395M and capital expenditures of approximately $100M. ($ millions) Full Year Twelve months ended December 31 Q4 2016 Three months ended December 31 2016 2015 2016 2015 Revenue   $725.4 $702.4 $192.7 $181.7 Net (loss) income 26.5 23.3 (9.3) 10.6 Adjusted EBITDA 382.7 355.7 94.4 102.4 Adjusted EBITDA Margin 52.8% 50.6% 49.0% 56.4% Net cash flows provided by operating activities 301.6 329.7 86.9 92.2 Free Cash Flow 109.6 166.3 49.7 29.2

Summary of Today’s Announcement For Shareholders of Both Companies For Customers For Employees Improved financial profile with better margins; accretive to Operating EPS Benefits from substantial cost synergies and revenue upside More diversified sources of revenue, products and customers Commitment to dividend and debt repayment Improved scale and more competitive cost model Expanded capabilities to meet customer needs One-stop service providing end-to-end solutions Expanded professional growth and development both for Canadian and U.S. teams Aligned cultures founded on technology and customer mission focus New business opportunities to provide additional career opportunities

Additional Information About the Merger and Where to Find it

- This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. ("DigitalGlobe") with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. ("MDA"). In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission ("SEC"), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe's stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC's website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA's corporate website atwww.mdacorporation.com or by contacting MDA's Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 1570 Burrard Street, Vancouver, BC V6C 3L6. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe's corporate website at www.digitalglobe.com or by contacting DigitalGlobe's Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

- In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA's shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

MDA Proprietary | *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page.* 20 MDA DigitalGlobe

Participants in the Solicitation This presentation and conference call, which includes a question and answer session, contain certain forward-looking statement and information, which reflect the current view of MacDonald, Dettwiler and Associates Ltd. with respect to future events and financial performance. Forward-looking statement generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of such terms or variations of them or similar terminology. Any such forward-looking statements are based on MDA’s current expectations, estimates, projections and assumptions made in light of its experience and its perception of historical trends. Any such forward-looking statement are subject to risks and uncertainties and MDA’s actual results of operations could differ materially from historical results or current expectations. You are referred to the risk factors described in MDA’s most recent annual Management’s Discussion and Analysis, Annual Information Form and other documents on file with the Canadian securities regulatory authorities, available online at www.sedar.com or www.mdacorporation.com. The forward-looking statement and unaudited financial information contained in this presentation and conference call represent MDA’s views only as of today’s date. MDA disclaims any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements. All dollar amounts are presented in U.S. dollars, unless otherwise noted.